SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                             ----------------------




                                  SCHEDULE 13D



                    Under the Securities Exchange Act of 1934


                             BERG ELECTRONICS CORP.
                                (Name of Issuer)


                          COMMON STOCK, $0.01 PAR VALUE
                         (Title of Class of Securities)


                                   08372 L 10
                                 (CUSIP Number)


                                  John R. Muse
                         200 Crescent Court, Suite 1600
                               Dallas, Texas 75201
                                 (214) 740-7300
                  (Name, address and telephone number of person
                authorized to receive notices and communications)


                                February 5, 1998
             (Date of event which requires filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box.







                         (Continued on following pages)





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     CUSIP No. 08372 L 10               13D                    Page 2
--------------------------------                   -----------------------------


================================================================================
1       NAME OF REPORTING PERSON
        S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Mr. John R. Muse
--------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
           (a)
           (b)                                    X
--------------------------------------------------------------------------------
3       SEC USE ONLY

--------------------------------------------------------------------------------
4       SOURCE OF FUNDS
           PF; OO
--------------------------------------------------------------------------------
5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
        REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

--------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION

        United States
--------------------------------------------------------------------------------
                                 7       SOLE VOTING POWER
           NUMBER OF
            SHARES                       2,008,546
         BENEFICIALLY           ------------------------------------------------
           OWNED BY              8       SHARED VOTING POWER
             EACH
           REPORTING                     0
            PERSON              ------------------------------------------------
             WITH                9       SOLE DISPOSITIVE POWER

                                         2,008,546
                                ------------------------------------------------
                                 10      SHARED DISPOSITIVE POWER

                                         0
--------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        2,008,546
--------------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
        EXCLUDES CERTAIN SHARES

--------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

        5.1%
--------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON

        IN
================================================================================


        * The reporting person expressly disclaims (i) the existence of any group and (ii) beneficial ownership with respect to any shares other than the shares owned of record by such reporting person. See Item 5.

Item 1. Security and Issuer

     Common Stock, $0.01 par value (the "Common Stock")

     Berg Electronics Corp. (the "Company")
     101 South Hanley Road
     St. Louis, Missouri 63105

Item 2. Identity and Background

     (a)  Name of Person Filing this Statement:

          Mr.  John R. Muse

     (b)  Residence or Business Address:

     The address of the principal business office of Mr. Muse is 200 Crescent Court, Suite 1600, Dallas, Texas 75201.

     (c)  Present Principal Occupation:

          Mr. Muse is a shareholder and the Chief Operating Officer of Hicks, Muse, Tate & Furst Incorporated ("Hicks Muse"), a private investment firm primarily engaged in leveraged acquisitions, recapitalizations, and other principal investing activities.

     (d)  Convictions in Criminal Proceedings during the last 5 Years:

          Mr. Muse has not been convicted in a criminal proceeding during the last 5 years.

     (e)  Proceedings involving Federal or State Securities Laws:

          Mr. Muse has not, during the last 5 years, been a party to any civil proceeding as a result of which he was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

     (f)  Citizenship:

          Mr. Muse is a United States citizen.

Item 3.  Source and Amount of Funds

     On February 5, 1998, certain partnerships (the "Partnerships") of which Mr. Muse is a limited partner effected a pro rata distribution of their respective shares of Common Stock of the Company to their respective partners (the "Distribution"), including 1,807,737 shares of Common Stock to Mr. Muse.


                                     Page 3



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     Mr. Muse  additionally  owns of record and  beneficially  200,809 shares of
Common Stock previously acquired with personal funds.

     Based on the foregoing, Mr. Muse may be deemed to beneficially own 5.1% of the shares of Common Stock of the Company.

Item 4.  Purpose of Transaction

     Mr. Muse acquired beneficial ownership of 1,807,737 shares of Common Stock as a result of the Distribution. See Item 3. The Partnerships were partners in certain investment partnerships that acquired shares of Common Stock in 1993 in connection with the formation of the Company.

Item 5.  Interest in Securities of Issuer

     (a) As of the close of business on May 1, 1998, Mr. Muse may be deemed to have beneficially owned in the aggregate 2,008,546 shares of the Common Stock of the Company, representing approximately 5.1% of the outstanding shares of Common Stock. Mr. Muse has sole voting and dispositive power with respect to all of such shares.

     (b) All of the 2,008,546 shares of Common Stock for which Mr. Muse has sole voting and dispositive power are held of record by Mr. Muse.

     (c) See Item 3.

     (d) Not applicable.

     (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to the Securities of the Issuer

     None.

Item 7.  Material to be Filed as Exhibits

     None.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                 JOHN R. MUSE

May 6, 1998                      By:   /s/ Michael D. Salim
   Date                                Michael D. Salim
                                       Attorney-in-Fact